September 7, 2004


Via Facsimile (216) 241-0816 and U.S. Mail

Edward W. Moore, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH  44114-2688

RE:	Hickok Incorporated
	Schedule 13E-3 filed on August 11, 2004
	File No. 5-16179

Dear Mr. Moore:

We have the following comments on the above-referenced filing.

General

1. We note from exhibit (a)(2)(i) that you have mailed the Offer to Purchase to holders of 99 or less Class A common shares of Hickok stock. Please advise us how you intend to comply with Rule 13e-3(f)(1)(i)(B), which calls for the dissemination of the information required by Rule 13e-3(e) to "each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction," and not just to those who hold 99 or fewer shares.

Offer to Purchase

2. Given your disclosure elsewhere in the offer document that you will pay for the tendered shares promptly after the expiration of the offer, revise the first page to clarify the circumstances in which you would have fewer than 300 shareholders of record during the offer.

Special Factors

3. Include a discussion of the background of the going private transaction that describes all meetings, negotiations, contacts, etc., among significant shareholders, board members, executive officers and other members of management pursuant to Item 1005(b) and (c) of Regulation M-A. This discussion should provide the reader with more of a sense of how the board reached its determination to conduct the going private transaction on the terms as proposed in the offer document. Please revise to address the following examples, which is not intended to be an exhaustive list:

* indicate when the board began to consider its alternatives, including a sale of the company;
* disclose who first proposed the possibility of going private and when this occurred;
* address how the board arrived at the $10 per share offer price; and
* disclose how and when two major shareholders expressed their opposition to a sale of the company and the reasons they provided for their position, if any.

4. Where appropriate, clarify that there is no guarantee that the company will be able to terminate its Exchange Act registration following the tender offer and to discuss the effects if the termination of registration is not possible. Discuss whether the board considered that possibility in deciding to recommend the tender offer.

Purposes of the Offer

5. We note your estimate that the company will enjoy annual savings of $160,000 per year as a result of no longer being a public company. Provide a quantified break down of the expected cost savings, to the extent possible. Also quantify the amount of time management devotes to tasks associated with public reporting.

Our Reasons for Pursuing the Offer

6. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, such as the company`s limited liquidity and small market capitalization, revise to indicate why the company is undertaking the going private transaction at this time as opposed to other times in its operating history and since the Sarbanes-Oxley Act was enacted nearly two years ago. Refer to Item 1013(c) of Regulation M-A.

7. Disclose whether the board considered any ways to reduce expenses other than taking the company private. If so, why were the alternatives deemed inferior to engaging in a going private transaction? See Item 1013(b) of Regulation M-A.

8. We note your disclosure that the company would have had to incur debt to finance a buyout of all publicly held shares. Please discuss the estimated difference in funds that would have been required by the alternative transactions from those that will be required to conduct the tender offer.

9. Disclose the basis for the board`s belief that a reverse stock split would be unlikely to receive the necessary two-thirds majority vote.
Our Position as to the Fairness of the Offer to Unaffiliated
Shareholders

10. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise the discussion of the board`s fairness determination to address the factors listed in Instruction 2(iii) - (v) to Item 1014 of Regulation M-A. If it did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. If the board relied upon the analysis of another with respect to any of the factors, such as Loveman-Curtiss, then it must expressly adopt the conclusion and analyses of the other. In addition, revise to quantify the company`s net book value, liquidation value and going concern value, if known.

11. Discuss how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c), (d) and (e) of Regulation M-A.

12. Expand the bullet points to describe in more detail what the board evaluated concerning the company`s results of operations, prospects for the business, repurchases of the common shares and historical and recent trading prices, clarifying how each factor contributed to its fairness determination. Furthermore, quantify the specific repurchases and trading prices considered.

13. Please expand your summary of Loveman-Curtiss` appraisal and fairness opinion to include all of the information required by Item 1015(b) of Regulation M-A. For example, your summary should include, among other things, the following:

* a more complete summary of Loveman-Curtiss` findings and recommendations. In this regard, please revise to include a more detailed summary of the income approach to valuation, including any multiples, ranges, means/medians and quantified values that it calculated for the analysis and any assumptions that it made;
* a detailed explanation of how Loveman-Curtiss determined that the consideration is fair to those shareholders who will retain their equity investment in the company;
* a statement indicating whether or not Loveman-Curtiss recommended the amount of consideration to be paid in the going private transaction; and
* the estimated aggregate compensation Loveman-Curtiss received in connection with the appraisal and fairness opinion.

14. Revise your document to disclose the financial forecasts that the board furnished to Loveman-Curtiss and the projections developed by the advisor. Disclose and quantify the material assumptions underlying the forecasted information. Also revise to summarize the contents of the company`s 2004 Strategic Plan that the board provided to the advisor as referenced in the appraisal filed as exhibit (b)(1).

15. Disclose the discount rate that Loveman-Curtiss used to determine the company`s discounted cash flow and explain how it arrived at such rate. Also revise to quantify the cost savings that the advisor assumed for purposes of its valuation.

Terms of the Offer
Conditions of the Offer

16. Despite your reference to "conditions of the offer" under "Rejection; Determination of Validity", it does not appear that you have disclosed any conditions of the offer in this section. Revise to disclose the material conditions to the completion of the offer so that security holders can objectively verify whether any events have occurred that would cause you to terminate the offer, i.e., material adverse changes to the company`s financial condition. Alternatively, clearly state that you will unconditionally accept all tendered shares.

Expiration and Extension of the Offer

17. On a supplemental basis, please confirm your understanding that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

Rejection; Determination of Validity

18. Refer to your statement reserving the right to "waive any of the conditions of the offer...with respect to any particular shares or any particular shareholder." In the event you waive a condition, you must waive it for all shareholders eligible to participate in the offer in accordance with Rules 13e-4(h)(5)(i) and 13e-4(f)(8)(i). Please revise accordingly.

No Dissenters` or Appraisal Rights

19. We note your statement that shareholders are not entitled to appraisal rights under applicable state law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Purchase and Payment

20. We note your reference to a possible delay in making payment for shares purchased in the offer. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay paying for shares and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in payment will be consistent with Rule 14e-1(c).
Summary Consolidated Financial Information

21. Revise to include the pro forma data for the summarized financial information in accordance with Item 1010(c)(6) of Regulation M-A or advise us why pro forma information reflecting the effect of the offer is not material to shareholders who are not eligible or do not elect to participate in the offer.

Beneficial Ownership of Directors and Executive Officers and 10% or Greater Shareholders

22. As a separate line item, disclose the total security ownership by officers and directors as a group pursuant to Item 403(b) of Regulation S-K. In addition, revise the table to disclose each individual`s estimated share ownership assuming maximum participation in the offer.

Where You Can Find Additional Information

23. Revise the list of filings to incorporate by reference the company`s Form 10-QSB for the quarter ended June 30, 2004.

Closing Information

As appropriate, please revise the Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions